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04035269

July 1, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on June 30, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUL 02 2004
WASH, D.C. 155 SECTION

**30 June 2004**

**Marks and Spencer Group PLC ("Marks & Spencer" or "the Group")**

Discussions with suppliers

In the light of press speculation, Marks & Spencer confirms that it is renegotiating arrangements with the Group's suppliers.

Following meetings held with key general merchandise and food suppliers, management currently expects to achieve annual buying improvements of at least £100 million during the year ending March 2006 and thereafter.

A full update will be incorporated in the operational review announcement which will be made on 12 July. This review will also include details of further significant cost savings.

**PRESS ENQUIRIES**


| | |
|---|---|
| **Marks & Spencer** | |
| Corporate Press Office | 020 7268 1919 |
| Investor Relations, Tony Quinlan | 020 7268 4195 |
| | |
| **Tulchan** | 020 7353 4200 |
| Andrew Grant | |
| Katie Macdonald-Smith | |


The Directors of Marks and Spencer Group plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.